Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | July 8, 2025

Name of Registrant: Albertsons Companies, Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Albertsons Companies, Inc. (ACI)

Abortion Politics Don’t Belong in the Boardroom: Vote NO on Proposal 6

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges shareholders to vote AGAINST proposal 6, requesting Albertsons Companies to issue a report on the costs of state-level reproductive health restrictions.

      Supporting Statement

This proposal, while framed as a workforce and economic issue, is ultimately a ploy to draw Albertsons into a contentious political debate, one that lies outside the company’s core mission and fiduciary obligations. Public companies should not be expected to take positions on divisive social issues that risk alienating customers, employees, and investors on either side of the debate. In fact, the expectation for a public company should be political neutrality, where the company avoids opining on such matters in the name of maximizing brand value. The

Proponent’s desire for the company to negatively impact brand value by jettisoning this expectation is telling, to say the least.

It is also worth noting the troubling inconsistency of the Proponent, a Christian denomination, sponsoring a proposal that promotes expanded abortion access. Christian doctrine has long upheld the sanctity of life, and many faith-based investors expect their representatives to reflect those values in corporate engagement. Sponsoring a pro-abortion resolution not only undermines that moral foundation but also risks confusing or alienating faith-driven stakeholders who rely on principled stewardship (to say nothing of the thousands of PCUSA members who do not share their denomination’s commitment to abortion advocacy in the corporate arena).

This contradiction raises serious questions about the alignment of the proposal’s sponsors with the values they claim to represent. While this argument is a moot point to the board of Albertsons, it raises a critical integrity question for all involved: if the pension board of the PCUSA, does not even represent the consensus view of its own traditions, historic doctrinal teachings and the people in the pew who fund those plans, how can it credibly claim to represent shareholders?

We respectfully suggest that if the pension plan wants to have a positive social impact, that it take care of its own household and focus on its real obligation: providing for retired clergy and their spouses which is increasingly challenging in a denomination which is hemorrhaging members as well as tithes and offerings.

Moreover, the proposal overlooks a critical contradiction: abortion access, by its nature, reduces future population growth. For a company like Albertsons, whose long-term success depends on serving growing families and communities, policies that suppress birth rates may ultimately shrink its future customer base. This is not just a moral or philosophical point; it is a demographic and economic reality that deserves consideration in any honest assessment of long-term business impact.

Albertsons’ duty is to act in the best interest of its shareholders by focusing on operational excellence, customer service, and long-term value creation. The company already provides comprehensive health benefits in compliance with applicable laws and empowers employees to make personal medical decisions with their healthcare providers. The proposal’s demand for additional reporting and advocacy would divert resources from business priorities and its express desire for the company to opine on the abortion issue would expose the company to reputational and political risk — needlessly. While the company’s opposition to this blatantly anti-fiduciary proposal is laudable, we urge shareholders to do the same and vote AGAINST proposal 6.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.